

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Yulin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

      Re: Meihua International Medical Technologies Co., Ltd.
          Draft Registration Statement on Form F-1
          Submitted December 31, 2020
          CIK No. 0001835615

Dear Mr. Wang:

Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your draft registration statement does not include an audit report and does not identify your independent registered public accounting firm. Please ensure that the financial statements are audited in accordance with the standards of the PCAOB and that your auditor complies with the Commission's standards for auditor independence. Refer to Item 4.a of Form F-1, Instruction 2 to Item 8.A.2 of Form 20-F, and Article 2 of Regulation S-X.

We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Kasey Robinson at 202-551-5880 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joe Laxague